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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13D/A


                Under the Securities Exchange Act of 1934

                             (Amendment No. 2)



                             CFSB Bancorp, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
             --------------------------------------------------
                       (Title of Class of Securities)


                              124927 10 4
                         --------------------
                            (CUSIP Number)


                            Robert H. Becker
                        c/o CFSB Bancorp, Inc.
                        112 East Allegan Street
                        Lansing, Michigan  48933
                            (517) 371-2911
            --------------------------------------------------
               (Name, address and telephone number of person
              authorized to receive notices and communications)


                            April 1, 1997
                            April 11, 1997
      --------------------------------------------------------
      (Date of event which requires filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]
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CUSIP No. 124927 10 4        13D/A

1.   Name of reporting person:  Robert H. Becker
     SSN of reporting person:  ###-##-####

2.   Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]

3.   SEC use only:



4.   Sources of funds:  PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship or place of organization:  United States of
                                            America

Number of       7.    Sole Voting Power:        123,875
shares                                          -------
beneficially    8.    Shared Voting Power:      169,442
owned by                                        -------
each            9.    Sole Dispositive Power:   123,875
reporting                                       -------
person with    10.    Shared Dispositive Power: 169,442
                                                -------
11.  Aggregate amount beneficially owned by each reporting
     person:  293,317

     (includes 60,338 shares deemed owned under Rule 13d-3(d))

12.  Check box if the aggregate amount in Row 11 excludes certain
     shares:  [   ]

13.  Percent of class represented by amount in Row 11:  6.19%

14.  Type of reporting person:  IN

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of CFSB Bancorp, Inc. ("CFSB"), Lansing, Michigan, a savings and loan holding company with its main office located at 112 East Allegan Street, Lansing, Michigan 48901.

Item 2.  Identity and Background.

    (a)  Name:  Robert H. Becker

    (b)  Business Address:  112 East Allegan Street
                            Lansing, Michigan  48901

    (c)  Principal Occupation:  President and Chief Executive
         Officer of CFSB.

    (d)  Criminal Proceeding Convictions:  None

    (e)  Securities Laws Proceedings:  None

    (f)  Citizenship:  United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

The reporting person has acquired beneficial ownership of 293,317 shares, of which 4,314 shares were acquired within the most recent 60 days as follows:

Mr. Becker and Jane M. Becker (Mr. Becker's spouse) acquired
1,539 shares through the reinvestment of dividends in the CFSB
Dividend Reinvestment Plan on April 11, 1997.

This amount also includes 16,688 shares allocated to Mr. Becker under CFSB's Employee Stock Ownership Plan (the "ESOP"), all of such shares are vested and were acquired without payment therefor. Included in the 16,688 shares were 2,775 shares granted to Mr. Becker for 1996. Mr. Becker was notified of this grant on April 1, 1997.

Item 4.  Purpose of Transaction.

The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of CFSB for investment or dispose of shares of CFSB Common Stock. As President and Chief Executive Officer of CFSB, Mr. Becker regularly explores potential actions and transactions which may be advantageous to CFSB, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of CFSB. Except as noted above with respect to Mr. Becker's activities on behalf of CFSB, Mr. Becker has no plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CFSB or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of CFSB or any of its subsidiaries;

(c) Any change in the present Board of Directors or management of CFSB, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(d) Any material change in the present capitalization or dividend policy of CFSB;

(e) Any other material change in CFSB's business or corporate structure;

(f) Changes in CFSB's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CFSB by any person;

(g) Causing a class of securities of CFSB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of CFSB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i)  Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

(a) Mr. Becker beneficially owns an aggregate of 293,317 shares constituting 6.19% of the total shares of CFSB Common Stock (including 60,338 shares which represent options exercis-able by Mr. Becker within 60 days of this statement).

(b) Mr. Becker has sole voting power and dispositive power over 123,875 shares, including 46,849 shares held through Mr.
     Becker's IRA.

     Mr. Becker has shared voting and dispositive power over 169,442 shares held by Jane M. Becker (Mr. Becker's spouse) of which 17,104 shares are owned by Mrs. Becker's IRA.

     16,688 shares of the 293,317 shares Mr. Becker beneficially owns are allocated to Mr. Becker's account as a participant in CFSB's ESOP.

     Mr. Becker has no voting or dispositive power with respect to options to purchase 60,338 shares underlying options granted under the 1990 Option Plan which may be acquired within 60 days of the date of this statement. Upon Mr. Becker's exercise of such options, he would have sole voting and dispositive power over such shares.

(c)  Mr. Becker has been granted no options since 1990.

     Transactions in the shares were effected by Mr. Becker during the past 60 days as follows:

Trade      Number of                                                 Total
Date        Shares          Transactions                 Price       Cost
----       ---------        ------------                 -----       -----
4/11/97    1,539         Dividend Reinvestment Plan      $22.25     $34,213.02
--/--/--     --          Open Market                     $   --     $       --
4/01/97    2,775         ESOP Grant                      $21.825    $60,529.69
--/--/--     --          *                               $   --     $       --

(*  issuable upon exercise of options)

(d) The persons named in paragraph (b) of this Item have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)  Not applicable.
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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

Mr. Becker has entered into a Stock Option Agreement
("Agreement") with the Issuer, which was previously filed, pursuant to which the reporting person has the right to acquire up to 60,338 shares of Issuer's common stock upon exercise of such options.

Item 7.    Material to be Filed as Exhibits.

All exhibits were previously filed as exhibits with the Schedule
13D previously filed by Mr. Becker.
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                           SIGNATURE
                           ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 1997              /s/ Robert H. Becker
                                ----------------------------
                                Robert H. Becker